UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25

Commission File Number 000-27863

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	February 28, 2005

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Nortem N.V.
Full Name of Registrant

Metron Technology, N.V.
Former Name if Applicable

Ind. Terrein Bijsterhuizen (Noord) 21-01, POB 250, NL-6600 AG
Address of Principal Executive Office (Street and Number)

Wijchen, The Netherlands
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

Additional time will be needed for the Registrant to complete the preparation and review of its Quarterly Report on Form 10-Q for the Quarter Ended February 28, 2005 (the “Form 10-Q”). During the quarter covered by this report the Registrant completed the sale of its assets to Applied Materials, Inc. (“Applied”) and began the process of winding down its business and entered into liquidation in The Netherlands.  As a result of the transaction with Applied, the Registrant greatly reduced its staff, and as such, encountered difficulties in preparing and completing its Form 10-Q.  As a result, the Registrant will not be in a position to file the Form 10-Q in the prescribed time period without unreasonable time and expense. The Registrant will attempt to file its Form 10-Q no later than the fifth calendar day following the prescribed due date, as contemplated by Rule 12b-25(b)(2)(ii) promulgated under the Securities Exchange Act of 1934, as amended, but can give no assurance that it will meet this deadline for the aforementioned reasons.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Charles Roffey	31 (0)6	2742 0248
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed above, the Registrant completed the sale of its assets to Applied and began the process of winding down its business and entered into liquidation in The Netherlands.  The sale was completed on December 14, 2004, and thus the Registrant had no further operations after December 14, 2004.  As a result, the results of operations for the period covered by the Form 10-Q, will only reflect 14 days of recurring operations, as compared to three (3) months of operations for the corresponding period for the last fiscal year and will reflect a gain on the sale of the assets to Applied.  The Registrant is still in the process of completing its financial statements and accordingly, the Registrant is not currently able to provide a reasonable estimate of the change in its results of operations from the corresponding period for the last fiscal year.

Nortem N.V.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 15, 2005	By	/s/ Charles Roffey

		Name:	Charles Roffey

		Title:	Liquidator

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).